Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus to present at the EnerCom 2010 Oil and Gas Conference

     CALGARY, Aug. 18 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX -
ERF.un, NYSE - ERF) is pleased to advise that Mr. Gordon J. Kerr, President and CEO, will provide an update on Enerplus' activities via a presentation at the EnerCom 2010 Oil and Gas Conference in Denver, Colorado on Tuesday, August
24, 2010 at 1:45 pm ET (11:45 am MT). Investors are invited to watch a live webcast of the presentation at:

     http://www.investorcalendar.com/CEPage.asp?ID(equal sign)161163

     Enerplus is one of Canada's oldest and largest independent oil and gas producers with a portfolio of both early stage resource plays and mature, cash-generating properties. We are focused on creating value for our investors through the successful development of our properties and the disciplined management of our balance sheet. Through these activities, we strive to provide investors with a competitive return comprised of both growth and income.
     Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".
     Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     %CIK: 0001126874

     /For further information: please contact Investor Relations at
1-800-319-6462 or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 16:10e 18-AUG-10